UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 13, 2018

SABAN CAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-37878	98-1296434
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

10100 Santa Monica Boulevard, 26th Floor Los Angeles, California	90067
(Address of principal executive offices)	(Zip Code)

(310) 557-5100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events

As previously disclosed, on September 13, 2018, Saban Capital Acquisition Corp. (“SCAC”), a blank check company incorporated in the Cayman Islands, was formed for the purpose of effecting a business combination with one or more businesses. On September 13, 2018, SCAC entered into a Business Combination Agreement (the “Business Combination Agreement”) with Panavision Acquisition Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of SCAC, SIM Acquisition Sub, Inc., an Ontario corporation and direct wholly owned subsidiary of SCAC, Panavision Inc., a Delaware corporation (“Panavision”), SIM Video International Inc., an Ontario corporation (“SIM”), each of the Dragging SIM Holders (as defined in the Business Combination Agreement), solely in its capacity as the initial Panavision Holder Representative (as defined in the Business Combination Agreement), Cerberus PV Representative, LLC, a Delaware limited liability company, and in its capacity as the initial SIM Holder Representative (as defined in the Business Combination Agreement) and a SIM Seller (as defined in the Business Combination Agreement), Granite Film and Television Equipment Rentals Inc., an Ontario corporation.

Please see SCAC’s current report on Form 8-K filed on September 14, 2018 for a summary of the Business Combination Agreement and certain related agreements. Such summary of the Business Combination Agreement is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and the terms of which are incorporated by reference herein. You are urged to read the Business Combination Agreement and the related agreements in their entirety because they are the primary legal documents that will govern the Business Combination.

The Business Combination Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about SCAC, Panavision or SIM. The representations, warranties and covenants contained in the Business Combination Agreement were made only for purposes of the Business Combination Agreement as of the specific dates therein, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in SCAC’s public disclosures.

Forward Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include, but are not limited to, statements regarding our industry, future events, the proposed transaction among SCAC, Panavision and SIM, including the anticipated initial enterprise value and post-closing equity value as well as expected transaction structure and post-closing management, the estimated or anticipated future results and benefits of SCAC, Panavision and SIM following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, the expected post-transaction ownership and cash and debt balances, the expected timing of the closing of the transaction, future opportunities for the combined company, estimated synergies, the estimated pro forma revenue of Panavision and SIM, estimated adjusted EBITDA, and unlevered free cash flow estimates and forecasts of other financial and performance metrics and estimates of Panavision’s and SIM’s total addressable market. These statements are based on various assumptions and on the current expectations of SCAC’s, Panavision’s and SIM’s management and are not predictions of actual performance, nor are these statements of historical facts. These statements are based on the current expectations of SCAC’s, Panavision’s and SIM’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding SCAC’s, Panavision’s and SIM’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, failure to achieve the necessary shareholder approval for the proposed extension of the date by which SCAC must consummate an initial business combination; changes in the business environment in which SCAC, Panavision and SIM operate, including a decline in production rates, changes in technology, industry standards, customer requirements and product offerings, and general financial, economic, regulatory and political conditions affecting the industry in which Panavision and SIM operate; labor disruptions; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of SCAC’s, Panavision’s or SIM’s management team; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction or that the approval of the stockholders of SCAC is not obtained; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of SCAC, Panavision and SIM; uncertainty as to the long-term value of SCAC common stock; the inability to realize the expected amount and timing of cost savings and operating synergies; those discussed in SCAC’s Annual Report on Form 10-K for the year ended December 31, 2017 under the heading “Risk Factors,” as updated from time to time by SCAC’s Quarterly Reports on Form 10-Q and other documents of SCAC on file with the SEC or in the proxy statement/prospectus that will be filed with the SEC by SCAC. There may be additional risks that SCAC, Panavision or SIM do not presently know or that SCAC, Panavision and SIM currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide SCAC’s, Panavision’s and SIM’s expectations, plans or forecasts of future events and views as of the date of this communication. SCAC, Panavision and SIM anticipate that subsequent events and developments will cause SCAC’s, Panavision’s and SIM’s assessments to change. However, while SCAC, Panavision and SIM may elect to update these forward-looking statements at some point in the future, SCAC, Panavision and SIM specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing SCAC’s, Panavision’s and SIM’s assessments as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy or an invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed business combination among SCAC, Panavision and SIM or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information For Investors And Stockholders

In connection with the proposed extension of the date by which SCAC must consummate an initial business combination, SCAC filed with the SEC a definitive proxy statement, dated August 30, 2018 and first mailed to shareholders on or about such date (the “Extension Proxy Statement”).

In connection with the transactions referred to in this communication, SCAC expects to file a registration statement on Form S-4 with the SEC containing a preliminary proxy statement and preliminary prospectus of SCAC. After the registration statement is declared effective, SCAC will mail a definitive proxy statement/prospectus to shareholders of SCAC.

This communication is not a substitute for the Extension Proxy Statement, the proxy statement/prospectus or registration statement or for any other document that SCAC may file with the SEC and send to SCAC’s shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXTENSION PROXY STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the Extension Proxy Statement, the proxy statement/prospectus (when available) and other documents filed with the SEC by SCAC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders may also obtain these documents by requesting them in writing from us by addressing such request to our General Counsel at Saban Capital Acquisition Corp., 10100 Santa Monica Boulevard, 26th Floor, Los Angeles, CA 90067.

Participants in the Solicitation

SCAC and its directors and executive officers and other persons may be considered participants in the solicitation of proxies with respect to the proposed extension of the date by which SCAC must consummate an initial business combination under the rules of the SEC. SCAC, Panavision and SIM and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of SCAC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 14, 2018. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Extension Proxy Statement and also will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Business Combination Agreement, dated as of September 13, 2018, by and among Saban Capital Acquisition Corp., Panavision Acquisition Sub, Inc., SIM Acquisition Sub, Inc., Panavision Inc., SIM Video International Inc. and each of the Holder Representatives named therein.

*

Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Saban Capital Acquisition Corp.

Date: September 14, 2018	By:	/s/ Adam Chesnoff
	Name:	Adam Chesnoff
	Title:	Chief Executive Officer and President